The Native

Austin, TX

- The only **luxury hostel** of its kind in the Southwestern United States
- Highly successful management team with **decades** of design and hospitality experience
- Located in Austin, TX, ranked by Forbes as the **#1 fastest growing city** in the U.S.
- Enrolled in the NextSeed Payment Automation Service (https://eos.nextseed.co/about/faq/#what-is-the-payment-automation-service-inv)

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Investment Details

2.00x
Investment Multiple ☐

$0
Invested of $275,000 minimum

$100
Minimum Reservation

84 days remaining

Invest Now

Company Description

The Native will be a boutique luxury hostel boasting handcrafted design, full-service hospitality and a communal atmosphere for the discerning adventurer. Located at the nexus of Austin's artsy eastside and the downtown entertainment district, this adaptive reuse project will convert a mid-century warehouse and surrounding land into 4,000 square feet of cafe, bar and lounge space, 5,000 square feet of hostel rooms and 14,000 square feet of paved surface lot for events and future amenities. The Native will be the only hostel of its kind in the Southwestern United States.

The Native team has decades of experience in founding, designing and/or operating architecturally noteworthy experiences that draw crowds across Texas and beyond. These successful concepts include Kung Fu Saloon (three locations throughout Texas), The Brew Exchange, Winflo Osteria, Eberly and The Mohawk (totaling roughly $20 million in annual revenue) as well as the 2014 Roof Garden Commission at the Metropolitan Museum of Art in New York City.









Offering Summary

Issuer

Native Hostel Austin, LLC ("The Native")

Entity Type
Limited liability company

Principal Office
807 E. 4th Street
Austin, TX, 78702

Securities
Revenue Sharing Notes

Offering Amount
Minimum of $275,000 and a maximum of $500,000

Ownership % Represented by Securities
0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Use of Proceeds

The Native is seeking to raise between $275,000 and $500,000 on NextSeed. Proceeds will be utilized to finance the construction and build-out of The Native hostel.

LEVEL 1 FLOOR PLAN

DESIGNER

un.box studio

2400 E Cesar Chavez St. #302
Austin, TX 78701
512.277.0945

www.un-boxstudio.com

Jared Haas | info@un-boxstudio.com

OWNER

Antonio Madrid and Michael Dickson

E: antonio@icondesignbuild.com [Antonio]
icondesignbuild@gmail.com [Michael]
P: 512.468.0734 [Antonio]
512.825.5574 [Michael]

NOTE

IF THIS DOCUMENT IS NOT SIGNED, SEALED, AND DATED, IT MAY NOT BE USED FOR REGULATORY APPROVAL, PERMIT OR CONSTRUCTION

DRAWING INDEX

A0.0	PROJECT INFORMATION
A0.1	ACCESSIBILITY
A0.2	SITE AND AREA PLANS
A1.1	LEVEL 1 DEMOLITION PLAN
A1.2	LEVEL 2 DEMOLITION PLAN
A2.1	LEVEL 1 FLOOR PLAN
A2.2	LEVEL 2 FLOOR PLAN
A2.3	ROOF PLAN
A4.1	LEVEL 1 REFLECTED CEILING AND ELECTRICAL PLAN
A4.2	LEVEL 2 REFLECTED CEILING AND ELECTRICAL PLAN
A5.1	EXTERIOR ELEVATIONS
A7.1	BUILDING SECTIONS AND INTERIOR ELEVATIONS
A8.1	SCHEDULES

PERMIT SET

THE NATIVE
807 E 4TH ST
Austin, TX 78702

A2.1
LEVEL 1 FLOOR PLAN

LEVEL 1 REFLECTED CEILING AND ELECTRICAL PLAN
scale: 3/16" = 1'-0"

DESIGNER

un.box studio

2400 E Cesar Chavez St. #302
Austin, TX 78701
512.277.0945

www.un-boxstudio.com

Jared Haas | info@un-boxstudio.com

OWNER

Antonio Madrid and Michael Dickson

E: antonio@icondesignbuild.com [Antonio]
icondesignbuild@gmail.com [Michael]
P: 512.468.0734 [Antonio]
512.825.5574 [Michael]

NOTE

IF THIS DOCUMENT IS NOT SIGNED, SEALED, AND DATED, IT MAY NOT BE USED FOR REGULATORY APPROVAL, PERMIT OR CONSTRUCTION

DRAWING INDEX

A0.0 PROJECT INFORMATION
A0.1 ACCESSIBILITY
A0.2 SITE AND AREA PLANS
A1.1 LEVEL 1 DEMOLITION PLAN
A1.2 LEVEL 2 DEMOLITION PLAN
A2.1 LEVEL 1 FLOOR PLAN
A2.2 LEVEL 2 FLOOR PLAN
A2.3 ROOF PLAN
A4.1 LEVEL 1 REFLECTED CEILING AND ELECTRICAL PLAN
A4.2 LEVEL 2 REFLECTED CEILING AND ELECTRICAL PLAN
A5.1 EXTERIOR ELEVATIONS
A7.1 BUILDING SECTIONS AND INTERIOR ELEVATIONS
A8.1 SCHEDULES

PERMIT SET

THE NATIVE
807 E 4TH ST
Austin, TX 78702

A4.1
LEVEL 1 REFLECTED CEILING AND ELECTRICAL PLAN

Key Terms

Minimum Investment

$100

Revenue Sharing Percentage

5.0% of each month's gross revenue

Investment Multiple

2.0x

Investors will each receive in the aggregate 2.0x their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis.

Startup Period

Period from the closing through November 30, 2016

Payments

During the Startup Period, the Issuer will not make any payments. After the Startup Period, the Issuer will make monthly payments based on the relevant revenue sharing percentage.

Maturity

If the investors have not been paid in full within 48 months after the Startup Period, the Issuer is required to promptly pay the entire outstanding balance to the investors.

Security Interest

The Issuer will grant a second-lien security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the Securities.

For more information on the terms of the offering, see the Disclosure Statement (https://eos.nextseed.co/offerings/the-native/#legal).

Business Model

The Native will offer 72 beds spread throughout 12 guest rooms, including 4 loft-style rooms that can be rented as suites or shared spaces. Its prime, central location makes The Native an ideal launchpad for younger travelers eager to explore Austin's myriad nightlife options and world-renowned festivals like SXSW, Austin City Limits and FunFunFun Fest.







The Native's cafe and bar will serve casual, hyper-American cuisine and unpretentious craft cocktails. The rotating menu will be simple and approachable, with an emphasis on authenticity. Guests will relax and converse in an intimate, low-lit space featuring a glass ceiling and a textural blend of stone, plush velvet and steel.

Regular large-scale performances will transform the 14,000 square foot parking area and backyard into a destination for patrons to experience big sounds and bigger productions under the bright lights of the Austin skyline.

The Native will also sell branded merchandise to its patrons and other visitors on hostel premises.

The Parlour will serve as the hostel's beating heart, featuring a fresh, curated mix of movie screenings, musical acts, night bazaars and gallery-style exhibitions designed to bring together travelers and locals alike. With its raw stone walls, deeply enveloping furnishings and eclectic programming, the Parlour will give guests a chance to indulge in a variety of dynamic, multi-dimensional experiences.

The Native will offer all guests full use of a beautiful, modern community kitchen designed to encourage mingling and communal food preparation, with the goal of making travel more attainable for the young, budget-conscious traveler. The kitchen will be fully outfitted with high-end cookware and equipment to provide guests with the look, feel and capabilities of a master chef's home kitchen. The space will also serve as a venue for up-and-coming chefs to prepare guest meals as part of a regular brunch and dinner series.

The crown jewel of The Native will be The Hideaway, a master suite designed to provide privacy and shelter for unique, you-name-it experiences curated by The Native's knowledgeable staff. Anything and everything is fair game in The Hideaway.   Read Less (https://eos.nextseed.co/offerings/the-native/#campaign_business_model)



For more detailed analysis, see the Disclosure Statement (https://eos.nextseed.co/offerings/the-native/#legal).

Location Analysis

The City of Austin presents one of the country's most appealing market opportunities for new hotel and accommodations ventures. Forbes ranked Austin as the #1 fastest growing city in the nation for the 4th straight year, and the #1 "City to Watch." The average occupancy rate for hotels in downtown Austin is over 77%, while the average daily rate for a room in like hotels is approximately $215. The national average occupancy rate and average daily room rate are 65% and $121, respectively.

The Native's site at 807 East 4th Street, nestled between Austin's vibrant Downtown and bohemian Eastside, presents an ideal location for guests with convenient access to everything that Austin has to offer, and hundreds of exciting entertainment opportunities all within walking distance. Read More (https://eos.nextseed.co/offerings/the-native/#offering_location_analysis)



Mexic-Arte Museum
E 7th St
E 8th St
E 9th St
E 10th St
E 5th St
E 4th St
E 3rd St
2nd St
E 2nd St
E 6th St
Brazos St
San Jacinto Blvd
Red River St
San Marcos St
Navasota St
Lydia St
Onion St
Comal St
Concho St
Chalmers Av
Attayac St
Palm Park
Saltillo
234C
234A
290
165
200 m
500 ft
Music and Show Venues
Restaurants
Bars
Leaflet
Map data ©2016 Google
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Report a map error

For more detailed analysis, see the Disclosure Statement (https://eos.nextseed.co/offerings/the-native/#legal).

Leadership



Michael Dickson, *President*

Over the course of 17 years in the construction industry, Michael Ryan Dickson has cultivated a passion for and deep understanding of fine architecture, design, and project management. He is currently a Managing Partner of Icon Design+Build, a high-end custom builder specializing in homes, bars and restaurants. He is also the owner of a number of highly successful food and beverage venues. Mr. Dickson studied Geography at the University of Texas, Austin. Mr. Dickson is responsible for the day-to-day management decisions of The Native.



Antonio Madrid, *Secretary*

Antonio T. Madrid specializes in the fast-track development and construction of custom, high-end hospitality venues, residences and art installations. Since 2010, he has overseen nearly a dozen successful commercial build-outs across the United States as well as art installations for the Metropolitan Museum of Art, Governors Island, and Soho House. He is currently a Managing Partner of Icon Design+Build and Board Chair of the HOPE

(Helping Other People Everywhere) Campaign. Mr. Madrid studied Philosophy and Finance at the University of Texas, Austin. Mr. Madrid is responsible for the day-to-day activities of The Native.



Will Steakley, *Treasurer*

Will Steakley is the co-founder of several successful Austin brands, including The Mohawk (voted the Austin Chronicle's Best Live Music Venue in 2015), DEN Property Group, Viceroy Realty Advisors, and Austin Surf Company. As a native Austin creator, connector and tastemaker, Mr. Steakley is passionate about preserving the soul, authenticity and brand of Austin, Texas. With over $300 million in closed transactions, Mr. Steakley also happens to be one of Austin's top real estate professionals and the only agent under 40 to receive the Austin Business Journal's coveted Top 25 award over 9 consecutive years. Mr. Steakley studied Economics at the University of Texas, Austin. Mr. Steakley is in charge of overseeing the finances of The Native.

History

January 2016

The three partners formulate The Native concept and find the location for Austin's first luxury hostel

March 2016

The Native team officially forms Native Hostel Austin, LLC

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Connect

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Instagram (https://instagram.com/thenextseed/)

- [ ] **June 2016**

  Required permits expected to be approved by the City of Austin Construction and build-out expected to begin

- [ ] **December 2016**

  Expected soft opening of The Native

Twitter (https://twitter.com/thenextseed)

Contact

info@nextseed.co (mailto:info@nextseed.co)
Phone: 800-705-4220 (tel:8007054220)
Fax: 866-266-0803

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